October 15, 2024

Jesse Weaver
Chief Financial Officer
Holley Inc.
1801 Russellville Road
Bowling Green, KY 42101

       Re: Holley Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for the Quarter Ended June 31, 2024
           File No. 001-39599
Dear Jesse Weaver:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 29

1.     We note from your disclosures on page 30 that your Adjusted EBITDA measure and
       Adjusted Gross Profit both include an adjustment for inventory charges that is significant for the twenty-six weeks ended June 30, 2024. Please explain to us why you believe that this adjustment does not represent costs that are normal operating costs of the business, or alternatively please revise to remove this adjustment from your Adjusted EBITDA and Adjusted Gross Profit measures. See guidance in
       Question 100.01 of the SEC Staff   s Compliance & Disclosure
Interpretations on Non-
       GAAP Financial Measures. Your disclosures in your earnings release furnished on
       Form 8-K should be similarly revised.
 October 15, 2024
Page 2

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Intangible Assets, page 45

2. We note your disclosure that during the fourth quarter of 2023, you performed your annual impairment test for goodwill, and a qualitative assessment did not identify any indicators of impairment. Goodwill was $419.1 million on December 31, 2023, and is considered at higher risk of failing future quantitative impairment tests due to the narrow difference between fair value and carrying value. We also note the significant goodwill balance at December 31, 2023 and June 30, 2024, and the fact that net book value exceeds market capitalization. Please more fully explain to us how you determined the estimated fair values of your reporting unit(s) exceeded their carrying values. In addition, due to the significant goodwill balance at June 30, 2024, it appears reasonably possible that a goodwill impairment could materially impact your financial statements. Please revise your future filings to address the following items.
           Disclose whether you performed additional impairment tests since the most recent annual impairments test and explain why or why not.
           Disclose the number of reporting units you have with goodwill and the numbers of reporting units for which you performed quantitative or qualitative impairment tests as of the most recent impairment test.
           Disclose the percentages by which the estimated fair value exceeds the carrying value as of the most recent impairment test for any at risk reporting unit.
           Disclose the amount of goodwill allocated to each at risk reporting unit, if more than one reporting unit.
           Describe the methods and key assumptions used to estimate fair values, including how key assumptions are determined.
           Discuss the degree of uncertainty associated with key assumptions, including specifics to the extent possible, and disclose material changes in key assumptions during the periods presented and the reasons for the changes. Discuss potential events and/or changes in circumstances that could reasonably be
           expected to negatively affect key assumptions.
           Explain how you consider the difference between net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units.
Notes to the Audited Financial Statements
Note 1. Description of the Business, Basis of Presentation, and Summary of Significant
Accounting Policies
Segments, page 58

3.     We note your disclosure in Note 1 that the Company's operations are managed and
       reported to its CEO, the Company   s chief operating decision maker, on
a consolidated
       basis. The CEO assesses performance and allocates resources based on the consolidated results of operations. Under this organizational and reporting structure,
 October 15, 2024
Page 3

       the Company has one reportable segment. However, we also note that you have made several acquisitions during 2021 and 2022 and have several operating subsidiaries identified in Note 1. We also note from your 2024 earnings calls that you are currently in the process of restructuring your organization to focus on consumer verticals and platforms and have made several leadership changes including the hiring of an SVP of the Safety division and Electronics segment. Please tell us how your business is currently structured, including the nature of any business units or divisions below the consolidated level, the leadership of those business units and the role of each individual who reports to the CODM. Also, please tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Carly Kennedy, General Counsel